Filed pursuant to Rule 433
Registration No. 333-174823

Issuer Free Writing Prospectus

Dated January 5, 2012

US$2,750,000,000

The Bank of Nova Scotia

US$1,000,000,000 1.850% SENIOR NOTES DUE 2015

US$1,250,000,000 2.550% SENIOR NOTES DUE 2017

US$500,000,000 FLOATING RATE NOTES DUE 2015

US$1,000,000,000 1.850% SENIOR NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	1.850% Senior Notes due 2015

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	January 12, 2015

Price to Public:	99.997% of the principal amount of the Securities

Underwriters’ Fee:	0.25%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$997,470,000

Coupon (Interest Rate):	1.850%

Re-offer Yield:	1.851%

Spread to Benchmark Treasury:	T + 147 basis points

Benchmark Treasury:	0.250% due 12/15/2014

Benchmark Treasury Yield:	0.381%

Interest Payment Dates:	January 12 and July 12 of each year, beginning on July 12, 2012

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AL0 / US064159AL00

Underwriters:

Underwriter	Principal Amount of Senior Notes due 2015 to Be Purchased
Barclays Capital Inc.	US$200,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	180,000,000
Scotia Capital (USA) Inc.	180,000,000
Citigroup Global Markets Inc.	130,000,000
Deutsche Bank Securities Inc.	110,000,000
Goldman, Sachs & Co.	35,000,000
Morgan Stanley & Co. LLC	35,000,000
UBS Securities LLC	35,000,000
J.P. Morgan Securities LLC	35,000,000
Standard Chartered Bank	30,000,000
Wells Fargo Securities, LLC	30,000,000

Total	US$1,000,000,000

US$1,250,000,000 2.550% SENIOR NOTES DUE 2017

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.550% Senior Notes due 2017

Aggregate Principal Amount Offered:	US$1,250,000,000

Maturity Date:	January 12, 2017

Price to Public:	99.800% of the principal amount of the Securities

Underwriters’ Fee:	0.35%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$1,243,125,000

Coupon (Interest Rate):	2.550%

Re-offer Yield:	2.593%

Spread to Benchmark Treasury:	T + 172 basis points

Benchmark Treasury:	0.875% due 12/31/2016

Benchmark Treasury Yield:	0.873%

Interest Payment Dates:	January 12 and July 12 of each year, beginning on July 12, 2012

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AM8 / US064159AM82

Underwriters:

Underwriter	Principal Amount of Senior Notes due 2017 to Be Purchased
Barclays Capital Inc.	US$250,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	225,000,000
Scotia Capital (USA) Inc.	225,000,000
Citigroup Global Markets Inc.	162,500,000
Deutsche Bank Securities Inc.	137,500,000
Goldman, Sachs & Co.	43,750,000
Morgan Stanley & Co. LLC	43,750,000
UBS Securities LLC	43,750,000
J.P. Morgan Securities LLC	43,750,000
Standard Chartered Bank	37,500,000
Wells Fargo Securities, LLC	37,500,000

Total	US$1,250,000,000

US$500,000,000 FLOATING RATE NOTES DUE 2015

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	Floating Rate Notes due 2015

Aggregate Principal Amount Offered:	US$500,000,000

Maturity Date:	January 12, 2015

Price to Public:	100% of the principal amount of the Securities

Underwriters’ Fee:	0.25%

Net Proceeds to the Bank after Underwriters’ Fee and Before Expenses:	US$498,750,000

Pricing Benchmark:	3-month LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+ 104 basis points

Interest Payment Dates:	January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count Convention:	Actual/360; Modified Following, Adjusted

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

CUSIP / ISIN:	064159AN6 / US064159AN65

Underwriters:

Underwriter	Principal Amount of Floating Rate Notes to Be Purchased
Barclays Capital Inc.	US$100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	90,000,000
Scotia Capital (USA) Inc.	90,000,000
Citigroup Global Markets Inc.	65,000,000
Deutsche Bank Securities Inc.	55,000,000
Goldman, Sachs & Co.	17,500,000
Morgan Stanley & Co. LLC	17,500,000
UBS Securities LLC	17,500,000
J.P. Morgan Securities LLC	17,500,000
Standard Chartered Bank	15,000,000
Wells Fargo Securities, LLC	15,000,000

Total	US$500,000,000

The following description will apply to the Floating Rate Notes due 2015:

Floating Rate Notes due 2015

The Floating Rate Notes due 2015 (the “Floating Rate Notes”) will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Computershare Trust Company, N.A. until such time as we appoint a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the Interest Determination Date plus 1.04%. The Interest Determination Date for an interest period will be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent will inform the Trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and us. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest on the Floating Rate Notes will be paid to but excluding the relevant interest payment date. We will make interest payments on the Floating Rate Notes quarterly in arrears on January 12, April 12, July 12 and October 12 of each year, beginning on April 12, 2012, to the person in whose name those Floating Rate Notes are registered at the close of business 15 calendar days prior to the interest payment date. Interest on the Floating Rate Notes will accrue from and including January 12, 2012, to but excluding the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to but excluding the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “Interest Period”. The amount of accrued interest that we will pay for any Interest Period can be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from January 12, 2012, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If an interest payment date for the Floating Rate Notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day.

On any Interest Determination Date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM”.

If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of Floating Rate Notes, the calculation agent will provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in absence of manifest error) be final and binding on the holders and us.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

Additional Disclosure Regarding Underwriters:

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Bank has filed a registration statement (File No. 333-174823) (including a base shelf prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 29, 2011) and a preliminary prospectus supplement dated January 5, 2012 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-877-858-5407, or Deutsche Bank Securities Inc. at 1-800-503-4611.